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SEC FILE NUMBER
8-67306

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 01 2022
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Elevation LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6836 Morrison Blvd, Suite 240
(No. and Street)

Charlotte (City) NC (State) 28211 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles C Lucas III (Name) 704-926-1100 (Area Code – Telephone Number) clucas@elevationsecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Greer Walker, LLP
(Name – if individual, state last, first, and middle name)

227 West Trade Street, Suite 1100 (Address) Charlotte (City) NC (State) 28204 (Zip Code)

6/7/2005 (Date of Registration with PCAOB)(if applicable) 2324 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Charles C Lucas III, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Elevation LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kiley S Heitman
NOTARY
PUBLIC
Mecklenburg, NC

Signature: [signature]

Title:
General Counsel and Chief Compliance Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ELEVATION, LLC

Audited Consolidated Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2021
and Reports of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Elevation, LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of Elevation, LLC (the "Company") as of December 31, 2021, the related consolidated statements of operations, comprehensive income, changes in members' equity, changes in liabilities subordinated to claims of general credits, and cash flows, for the year then ended, and the related notes to the consolidated financial statements (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Elevation, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Elevation, LLC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Elevation, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule 1 - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (Unconsolidated) as of December 31, 2021 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Elevation, LLC's consolidated financial statements. The supplemental information is the responsibility of Elevation, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

We have served as Elevation, LLC's auditors since 2014.

GreerWalker

Certified Public Accountants
February 22, 2022
Greenville, SC

GreerWalker LLP | GreerWalker Wealth LLC | GreerWalker Corporate Finance LLC
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com

ELEVATION, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash and cash equivalents	$	4,333,501
Receivables from brokers		345,230
Receivables from clearing firms		4,461,353
Deposits with clearing firms		259,520
Prepaid expenses		288,725
Securities owned, at fair value		3,100,093
Investments		765,500
Property and equipment, net		101,711
Operating lease right of use asset, net		140,713
Other assets		458,828
Total assets	$	14,255,174

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	496,305
Accrued expenses		6,333,001
Operating lease liability		140,713
Total liabilities		6,970,019
MEMBERS' EQUITY		7,285,155
Total liabilities and members' equity	$	14,255,174

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2021

Revenues:	
Commissions	$ 49,042,873
Fee income	675,266
Trading gains	222,736
Other income	31,189
Total revenues	49,972,064
Expenses:	
Employee compensation	19,738,207
Consulting fees	15,548,026
Clearing & execution fees	2,353,724
Commission sharing	2,132,994
Market data services	1,484,986
Technology	691,372
Insurance	688,675
Professional fees	638,094
Rent	501,582
Taxes	393,942
Regulatory	319,320
Travel	210,494
Research	173,751
Contributions	130,000
Office expenses	117,977
Communications	84,568
Client development	59,291
Dues and subscriptions	47,413
Depreciation	42,384
Management fees	40,705
Referral fees	16,620
Interest	12,571
Other	46,614
Total expenses	45,473,310
Net income	$ 4,498,754

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Year ended December 31, 2021

Net income	$	4,498,754
Other comprehensive income:		
Change in foreign currency translation adjustments		951
Comprehensive income	$	4,499,705

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year ended December 31, 2021

	Class A & C	Class B	Class D	Total
Members' equity - December 31, 2020	$ 1,620,998	$ 25,000	$ 1,868,201	$ 3,514,199
Member withdrawals	(626,729)	-	-	(626,729)
Member contributions	103,216	-	250,000	353,216
Member unit repurchases	(390,500)			(390,500)
Preferred return	-	(64,736)	-	(64,736)
Net income	4,221,220	64,736	212,798	4,498,754
Accumulated other comprehensive income	951	-	-	951
Members' equity - December 31, 2021	$ 4,929,156	$ 25,000	$ 2,330,999	$ 7,285,155

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year ended December 31, 2021

Subordinated debt, December 31, 2020	$	800,000
Decrease in subordinated debt		(800,000)
Subordinated debt, December 31, 2021	$	-

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended December 31, 2021

Cash flows from operating activities:	
Net income	$ 4,498,754
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	42,384
Unrealized gain from trading securities	(141,621)
Loss on disposal of assets	1,191
Changes in operating assets and liabilities:	
Securities owned, at fair value	(1,090,271)
Investments	(765,500)
Decrease in receivables from brokers	178,939
Increase in receivables and deposits from clearing firms	(405,233)
Decrease in prepaid expenses	64,145
Decrease in operating lease right of use asset, net	79,454
Increase in other assets	(318,976)
Decrease in accounts payable	(177,355)
Increase in accrued expenses	1,551,128
Decrease in other liabilities	(79,455)
Net cash provided by operating activities	3,437,584
Cash flows from investment activities:	
Purchase of property and equipment	(32,673)
Net cash used in investment activities	(32,673)
Cash flows from financing activities:	
Preferred return Class B member	(64,736)
Payment on subordinated debt	(800,000)
Member unit repurchases	(390,500)
Member contributions	353,216
Member withdrawals	(626,729)
Net cash used in financing activities	(1,528,749)
Effect of exchange rate changes on cash and cash equivalents	951
Net increase in cash and cash equivalents	1,877,113
Cash and cash equivalents, beginning of year	2,456,388
Cash and cash equivalents, end of year	$ 4,333,501

Supplemental Cash Flow Information

Cash paid during the year for interest	$ 12,571

See Accompanying Notes

Note 1 – Nature of Business:

Elevation, LLC (the "Company") was organized on December 27, 2005 under the North Carolina Limited Liability Company Act. The Company operates as an institutional broker-dealer based in Charlotte, North Carolina. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and National Futures Association (NFA).

A summary of the Company's significant policies follows:

Basis of Presentation and Consolidation
The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Elevation Trading Limited. All significant intercompany transactions are eliminated in the consolidation process.

Use of Estimates
The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purpose of the consolidated financial statements, the Company considers cash in operating accounts, cash on hand, and short-term debt securities purchased with maturity of three months or less as cash and cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Securities Owned, at fair value
Securities owned consist of common stocks and Exchange Traded Funds (ETFs) and are classified as trading securities. Securities classified as trading are carried at fair value and are valued at the closing price reported on the active market on which the individual securities are traded. Realized and unrealized gains and losses are recognized in Trading gains in the consolidated statement of operations.

Investments
Investments consist of investments in certain late-stage private companies. These investments are valued at cost.

Revenue Recognition
The Company recognizes revenue and prepares its consolidated financial statements on the accrual basis of accounting. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and incurs related

clearing charges. Commissions and related clearing charges are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income Taxes
For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying consolidated financial statements since the members include their allocable share of the Company's taxable income or loss in their respective income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2021.

Accounts Receivable
The Company extends credit to certain clearing firms for commissions earned for securities transactions completed under clearing agreements, and to other financial institutions for commissions earned for securities transactions completed. As of December 31, 2021, the Company considers all such receivables fully collectible, and therefore, no allowance has been provided. Accounts receivable as of December 31, 2021 and December 31, 2020 was $4,806,583 and $4,580,289, respectively.

Property and Equipment
Property and equipment are stated at cost. Significant additions and betterments are capitalized. Expenditures for maintenance and repairs and minor renewals are charged to operations as incurred.

Depreciation
Depreciation is provided using straight-line methods for financial reporting purposes over the estimated useful lives of the assets which range from 3-7 years. Depreciation expense charged to operations was $42,384 for the year ended December 31, 2021.

Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the consolidated statement of operations accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Subsequent Events
In preparing the consolidated financial statements, the Company has evaluated subsequent events through February 22, 2022, which is the date the consolidated financial statements were available to be issued.

Note 2 – Revenue

The Company operates under fully disclosed clearing agreements with BofA Securities, Inc. (formerly Merrill Lynch Broadcort ("Merrill Lynch")), R. J. O'Brien Securities LLC ("R.J. O'Brien"), Cowen and Company, LLC (formerly Convergex Execution Solutions LLC) (Cowen), and Societe Generale, London Branch ("Societe Generale"). These clearing firms clear certain securities transactions on behalf of the Company, and carry and clear on a fully disclosed basis the Company's customers' trading accounts. The Company earns income, net of clearing costs, on these introduced transactions.

The Company also effects listed option transactions for its customers through the customers' prime brokers or directly with other broker/dealers. These trades are executed through various third party execution services for a per contract fee. The Company earns commissions on these transactions and bills the customer's prime broker directly or the broker/dealer.

Additionally, the Company acts as an intermediary between buyers and sellers of the securities of late-stage private companies. The Company earns commissions for executing these transactions.

The Company earns fee income from investment management firms for marketing consulting, capital raising and investor relation advisory services provided to those entities.

Note 3 – Fair Value Measurement

The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. As required by FASB ASC Topic 820, "Fair Value Measurement", financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Securities owned, at fair value are classified as Level 1 of the fair value hierarchy and are valued using quoted market prices in active markets on which the individual securities are traded.

Note 4 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5 –Receivables From and Deposits With Clearing Firms

For transactions cleared on its behalf, the Company had net receivables in the amount of $4,373,266 from Merrill Lynch, $59,901 from Societe Generale, $13,476 from R.J. O'Brien and $14,710 from Cowen as of December 31, 2021.

The Company had deposits of $259,520 held by its clearing firms as of December 31, 2021. The clearing deposits are required under the clearing agreements between the Company and the clearing firms.

Note 6 – Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees, which is administered through an outside investment company. Upon 30 days of service, an employee 21 or older is allowed to contribute to the plan. The Company may make contributions to the plan at its discretion. The Company did not make any discretionary contributions to the 401(k) plan during the year ended December 31, 2021.

Note 7 – Lease Commitments

The Company is a lessee in three noncancelable operating leases for office spaces. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments, if any, are included in future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the firm's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest that the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases, if any, that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost associated with any short-term leases is recognized on a straight-line basis over the lease term.

The Company has obligations for office space with initial noncancelable lease terms in excess of one year. The Company classifies these leases as operating leases which expire at various dates through September 2024. The ROU asset and lease liability balances were determined by calculating the total lease payments over the remaining expected lease terms and discounting the total using a weighted average discount rate of 1.99%, which is representative of the incremental borrowing rate of the Company. The weighted average remaining lease term is 25 months.

As of December 31, 2021, maturities of lease liabilities for all noncancelable operating leases are $65,220, $47,054, and $28,439, for 2022, 2023 and 2024, respectively, with total undiscounted lease payments of $144,364. The discounted lease liability at December 31, 2021, is $140,713 with imputed interest of $3,651. During the year ended December 31, 2021, the cash paid for amounts included in lease liabilities was $187,698.

Note 8 – Subordinated Loan

In October 2009, the Company entered into a subordinated loan agreement for $1,500,000 with the Class B member, with interest payable quarterly based on a fixed rate of 10% and a note maturity of August 31, 2029. During 2010, the Company revised this agreement and borrowed an additional $500,000. During 2020 and 2021, the Company repaid the subordinated borrowings. The total subordinated debt balance as of December 31, 2021 was $0.

Note 9 - Related Parties

The Company has an investment management agreement with a related party to manage certain assets of the Company for which the Company pays quarterly management fees. The Company paid $40,705 of management fees to the entity during 2021.

The Company has a service level agreement with an entity partially owned by certain officers of the Company. Per the terms of the agreement, the Company pays the related entity for client referrals. The Company paid $16,620 in referral fees to the entity during 2021.

Note 10 – Members' Equity

The members of the Company are subject to the Amended and Restated Operating Agreement dated November 2014, as amended, which specifies the rights and obligations of its members. The agreement provides for Class A, Class B, Class C and Class D units, and governs the allocation of profits, losses and distributions to the respective ownership interests.

The company had nine Class A members as of December 31, 2021. The Class A members have voting rights.

The Company had only one Class B member as of December 31, 2021. The Class B member is entitled to receive distributions and allocations corresponding to its cumulative preferred return, as defined in the agreement. The preferred return was paid on the twentieth business day following the applicable quarter end during the time the subordinated debt was outstanding. The Class B member has no voting rights. The Class B member is subject to the Securities Purchase Agreement as amended in June 2010. The agreement entitled the Class B member to receive a return, or revenue participation amount, based upon quarterly revenues generated by the Company as defined in the agreement, during the period the subordinated debt was outstanding. As of December 31, 2021, the preferred return and revenue participation amount due to the Class B member was $0. The preferred return for the year ended December 31, 2021 was $64,736.

The Company had seven Class C members as of December 31, 2021. Class C units are "profit interests" that appreciate (or depreciate) in value from the date of issuance until the date on which the company experiences a liquidity event, and such Class C units are subject to the terms of such event. For example, if the Company is valued at $10 million on the date of the issuance of a Class C unit and the Company is worth $15 million on the date of a liquidity event, the Class C unit would participate in the $5 million of increased value. Class C units may receive distributions, as do Class A and Class B units, subject to the discretion of the Manager. Class C members have no voting rights.

The Company had six Class D members as of December 31, 2021. Proceeds from the sale of Class D preferred units are invested by the Company in separately managed investment accounts held at another broker dealer. The Class D units appreciate (or depreciate) in value based on the returns earned by the Company in the separately managed accounts. Class D members have the option of redeeming any and all of their Class D units after a holding period of one year from the date of purchase upon ten days written notice to the Company, and are required to redeem all outstanding Class D units in the event of a change of control or exit event as defined in the Amended and Restated Operating Agreement. The value of the units upon redemption is determined by the value of the corresponding separately managed accounts owned by the Company. Class D units may receive distributions subject to the discretion of the Manager. Class D members have no voting rights.

Current income is allocated to Class A, B and C members based on the relative ownership percentages.

During 2021, the Company repurchased certain Class A and Class C member units which are presented on the Consolidated Statement of Changes in Members' Equity as Member unit repurchases.

Note 11 – Contingent Liabilities

The Company is liable to the clearing broker if a loss is incurred for failure to pay on behalf of any introduced account.

The Company is involved in various claims or actions arising in the normal course of business. It is management's opinion that the resolution of these matters will not materially affect the Company's financial position or the results of its operations.

Note 12 – Reserve Requirements

The Company does not hold, carry or maintain cash or securities for the benefit of its' customers, or perform custodial functions, and is exempted under paragraph (k)(2)(ii) of Rule 15c3-3 from reserve requirements of that rule.

Note 13 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had unconsolidated net capital of $5,266,987 which was $4,813,545 in excess of its required capital amount of $453,442 (required minimum). At December 31, 2021, the Company's net capital ratio was 1.29 to 1.

Note 14 – Focus Report

Amounts reported on the Company's FOCUS Report as of December 31, 2021 and for the year then ended, were reconciled to the accompanying consolidated financial statements. No material differences in net capital were noted. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

ELEVATION, LLC

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (UNCONSOLIDATED)
As of December 31, 2021

Net Capital		
Total members' equity (deficit) qualified for net capital	$	7,285,155
Add allowable credit:		
Subordinated debt		-
Deductions for non-allowable assets:		
Receivables from brokers or dealers		(300)
Securities not readily marketable		(765,500)
Investments in and advances to affiliates		(278,592)
Other assets		(557,183)
Net property and equipment		(100,535)
Net capital before haircuts on securities positions		5,583,045
Haircuts on securities		(316,058)
Net capital at December 31, 2021	$	5,266,987
Aggregate Indebtedness		
Liabilities, unconsolidated	$	6,801,632
Computation of Basic Net Capital Requirement		
Minimum net capital required at 6.667%	$	453,442
Minimum net capital required, per regulation	$	100,000
Excess net capital	$	4,813,545
Net capital less 10% of aggregate indebtedness	$	4,586,824
Percent of aggregate indebtedness to net capital		129.14%
Reconciliation With Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2021)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	5,266,987
Subsidiary equity adjustment		-
Net capital per above	$	5,266,987

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Report

See Report of Independent Registered Public Accounting Firm

GreerWalker

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Members of Elevation, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Elevation, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Elevation, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Elevation, LLC stated that Elevation, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Elevation, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elevation, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker

Certified Public Accountants
February 22, 2022
Greenville, SC

Exemption Report as described in SEA Rule 17a-5(d)(1)(i)(B)(2)

Elevation LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 2[ii] All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Elevation LLC

I, Charles C. Lucas III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: General Counsel and Chief Compliance Officer

February 22, 2022

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Elevation, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Elevation, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

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We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Greer Walker

Certified Public Accountants
February 22, 2022
Greenville, SC

ELEVATION, LLC

STATEMENT OF SIPC ASSESSMENT AND PAYMENTS
Year ended December 31, 2021

Assessment as of December 31, 2021	$	70,920
Less: prior payments applied		(39,574)
Balance due, March 01, 2022	$	31,346

See Report of Independent Registered Public Accounting Firm